United States securities and exchange commission logo





                              March 14, 2023

       Harry You
       Chairman
       dMY Technology Group, Inc. VI
       1180 North Town Center Drive, Suite 100
       Las Vegas, Nevada 89144

                                                        Re: dMY Technology
Group, Inc. VI
                                                            Schedule TO-I/A
                                                            Filed March 3, 2023
                                                            File No. 005-92918

       Dear Harry You:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 16, 2023 letter.

       Exhibit 99.(a)(1)(C) to Schedule TO

       Risk Factors
       dMY VI's Amended and Restated Certificate of Incorporation..., page 17

   1. We note your response to prior comment 4. Please expand your risk factor to address the fact that the exclusive
forum provision in your certificate of incorporation is not
                                                        applicable to claims
arising under the Exchange Act.
       You may not have the same benefits as an investor in an underwritten public offering..., page 18

   2. To better illustrate the risk being conveyed by this risk factor, highlight the significant disparity between the
purchase price being paid for Rainwater Tech by the SPAC and the valuation of Rainwater
Tech.
 Harry You
FirstName  LastNameHarry   You
dMY Technology    Group, Inc. VI
Comapany
March      NamedMY Technology Group, Inc. VI
       14, 2023
March2 14, 2023 Page 2
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FirstName LastName
Background of the Business Combination
dMY VI's Board of Directors' Reasons for the Approval of the Business
Combination
Valuation Analysis, page 79

3. Address how the board and its financial advisors considered the uncertainty of Rainwater
         Tech's technology to generate rainfall on a commercial basis in determining the valuation.
4. Please expand your discussion of your valuation analysis to address the limitations and attainability of your predictions, including the factors or contingencies that would affect such growth from ultimately materializing.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
DMY VI
Critical Accounting Policies and Estimates, page 110

5. You state that you have identified "the following" as your critical accounting policies, however, you do not include a discussion of any specific estimates. Please explain or revise. Also, refer to this section as Critical Accounting Estimates both here and on page
         132. Refer to Item 303(b)(3) of Regulation S-K.
Underwriting Agreement, page 110

6. We understand that Goldman Sachs, the lead underwriter in your SPAC IPO, intends to waive the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC's current relationship with Goldman
         Sachs. Revise your relevant disclosure referring to the payment of deferred underwriting commissions.
7. Please describe what relationship existed between Goldman Sachs and the SPAC after the close of the IPO, including any financial or merger-related advisory services conducted by
         Goldman Sachs. For example, clarify whether Goldman Sachs had any role in the identification or evaluation of business combination targets.
8. Tell us whether Goldman Sachs was involved in the preparation of any disclosure that is included in the Offer, including any analysis underlying disclosure. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please
         clarify that Goldman Sachs claims no role in the SPAC   s business
combination
         transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this filing.
9. Please tell us whether you are aware of any disagreements with Goldman Sachs regarding the disclosure in the Offer. Further, please add risk factor disclosure that clarifies that
         Goldman Sachs was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered,
 Harry You
FirstName  LastNameHarry   You
dMY Technology    Group, Inc. VI
Comapany
March      NamedMY Technology Group, Inc. VI
       14, 2023
March3 14, 2023 Page 3
Page
FirstName LastName
         yet Goldman Sachs is waiving such fees and disclaiming responsibility for the Offer.
         Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
10. Disclose whether Goldman Sachs provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Goldman Sachs was waiving deferred fees, despite already completing their services, please indicate so in the
         Offer. Further, revise the risk factor disclosure to explicitly clarify that Goldman
         Sachs has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.
11. We note your disclosure that you agreed to pay Needham fees to be mutually agreed upon at a later date, solely in the event you complete your business combination and that as of
         December 31, 2022, you determined that a business combination is not considered probable. Please clarify whether any fees have already been paid to Needham in connection with services already provided to the SPAC in this transaction. Furthermore, clarify why the business combination is not considered probable in light of the fact that the board is recommending a business combination that is not subject to shareholder approval.
Unaudited Pro Forma Condensed Combined Financial Information, page 137

12. We note from the subsequent events footnotes on pages F-25 and F-38 that both dMY IV and Rainwater Tech incurred additional related party debt since fiscal year end. Please tell us your consideration to reflect such amounts in your pro forma financial statements.
          We also note that the dMY's working capital loans will either be repaid upon consummation of a business combination, or at the lenders discretion, up to $1.5 million of such loans may be convertible into warrants of the post business combination entity.
         Please tell us how the repayment of such loans is reflected in the pro forma financial statements or revise as necessary.
13. We note from your revised disclosures on page 114 that you have agreed to pay
         Needham fees in the event that you complete the business combination. Please tell us the amount or range of fees that will be paid upon consummation of the merger. Also, tell us whether these fees are included in pro forma adjustment (aa) and if not, revise to reflect such fees as part of the purchase business combination transaction costs.
DMY Technology Group, Inc VI Financial Statements, page F-1

14. We note your response to prior comment 22 as it relates to the $8.5 million waiver of deferred underwriting commissions as a gain from extinguishment of deferred underwriting commissions. Considering you appeared to have originally recorded the deferred underwriting commissions as a reduction of equity, tell us whether you considered reflecting any portion of this settlement as an equity adjustment and why such accounting treatment was dismissed in light of the guidance in ASC 420-10-40-1. In this regard, your response does not appear to support why you have not recorded the credit
 Harry You
dMY Technology Group, Inc. VI
March 14, 2023
Page 4
       side of the transaction through equity.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Chen Chen, Staff Accountant, at 202-551-7351, or Kathleen Collins,
Accounting Branch Chief, at 202-551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact David Plattner, Special Counsel, at 202-
551-8094, with questions regarding tender offer rules and schedules. Please contact Alexandra
Barone, Staff Attorney, at 202-551-8816, or Larry Spirgel, Office Chief, at 202-551-3815, with any other questions.



                                                             Sincerely,
FirstName LastNameHarry You
                                                             Division of
Corporation Finance
Comapany NamedMY Technology Group, Inc. VI
                                                             Office of
Technology
March 14, 2023 Page 4
cc:       Adam Brenneman
FirstName LastName